UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Carbonite, Inc.

(Name of Subject Company)

Copper Holdings, Inc.

(Offeror)

j2 Global, Inc.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.01 par value per share (and the associated preferred share purchase rights)

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

R. Scott Turicchi

President and Chief Financial Officer

j2 Global, Inc.

6922 Hollywood Blvd., 5th Floor

Los Angeles, California 90028

(323) 860-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Patrick S. Brown

Eric M. Krautheimer

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$414,392,220	$48,152.38

*	Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (a) $15.00, the tender offer price, by (b)(i) 26,967,767 shares of common stock of Carbonite issued and outstanding as of October 31, 2014 as set forth in Carbonite’s Quarterly Report on Form 10-Q (the “10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2014 plus (ii) 3,198,301 shares of common stock of Carbonite subject to issuance pursuant to options to purchase shares of Carbonite common stock as of September 30, 2014 based on a review of the 10-Q less (iii) 2,539,920 shares beneficially owned, as of the date of this document, by the Offeror and its subsidiaries.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,152.38	Filing Party: j2 Global, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 24, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the SEC on December 24, 2014, which relates to the offer by Copper Holdings, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of j2 Global, Inc. (“j2”), a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.01 per share, and the associated preferred share purchase rights (collectively, the “Shares”), of Carbonite, Inc., a Delaware corporation (“Carbonite”), at $15.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated January 27, 2015, and as may be amended and supplemented from time to time (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D filed on November 5, 2012 by j2, as previously amended.

All information contained in the Offer to Purchase and the Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items in the Schedule TO, and as more precisely set forth below.

Items 1 through 9; Item 11.

Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

On February 27, 2015, j2 and Carbonite entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, among other things, j2 agreed to a standstill that expires on June 30, 2015 and agreed to withdraw the Offer. Carbonite and j2 have agreed that j2 may nominate directors for election at Carbonite’s 2015 annual meeting of stockholders. j2 currently intends to nominate candidates for election to the Board of Directors of Carbonite at Carbonite’s 2015 annual meeting of stockholders. The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the full text of such Confidentiality Agreement, which is attached hereto as Exhibit (d) and incorporated herein by reference.

The Offer was withdrawn on March 2, 2015. No Shares were purchased by the Purchaser pursuant to the Offer. The Purchaser has instructed the Depositary to promptly return all tendered Shares to the tendering stockholders. The press release announcing the signing of the Confidentiality Agreement and the withdrawal of the Offer is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(D)	Press Release issued by j2 on March 2, 2015.

(d)	Letter Agreement, dated February 27, 2015, between j2 and Carbonite.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2015

j2 GLOBAL, INC.

By:	/s/ R. SCOTT TURICCHI
Name:	R. Scott Turicchi
Title:	President and Chief Financial Officer

COPPER HOLDINGS, INC.

By:	/s/ R. SCOTT TURICCHI
Name:	R. Scott Turicchi
Title:	Chief Financial Officer and Treasurer

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase, dated December 24, 2014.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement, dated December 24, 2014.*

(a)(1)(G)	Amended and Restated Offer to Purchase, dated January 27, 2015.*

(a)(1)(H)	Form of Letter of Transmittal.*

(a)(1)(I)	Form of Notice of Guaranteed Delivery.*

(a)(I)(J)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(K)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by j2 on December 24, 2014.*

(a)(5)(B)	Press Release issued by j2 on January 27, 2015.*

(a)(5)(C)	Press Release issued by j2 on February 27, 2015.*

(a)(5)(D)	Press Release issued by j2 on March 2, 2015.

(b)	Not applicable.

(d)	Letter Agreement, dated February 27, 2015, between j2 and Carbonite.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed